New Day Financial Management, Inc.
55 S. Valley Verde Dr. #235-106
Henderson, NV 89012

December 27, 2010

To:	Adam F. Turk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Registration Statement on Form S-1
Filed May 13, 2010
File No.: 333-166801

Dear Mr. Turk:

The following are the company’s responses and revisions to its filing pursuant to your letter dated June 10, 2010:

General

1.
We note your response to comment 1 in our letter dated June 10, 2010 that you do not intend to engage in a business combination and have earned 38,000 in revenues since inception. Please refer to previously cited Securities Act Release No. 33-6932, which notes that we would evaluate attempts to create the appearance of a specific business plan in an effort to avoid the application of Rule 419 of Regulation C.  Your current assets and revenues earned since inception are nominal.  Further, your auditor has expressed substantial doubt about your ability to continue as a going concern, and it remains unclear how your current financial condition will allow you to implement your specific business plan. Please revise your disclosure to provide a clear and specific business plan.  Alternatively, please refer to Rule 419 and revise your disclosure accordingly.

The Registrant acknowledges its revenues and operations are nominal and that its auditors have noted significant doubt about its ability to continue as a going concern.  As stated by the Commission, Securities Act Release No. 33-6932 provides for the scrutiny of “attempts to create the appearance that the registrant…has a specific business plan.”  The Registrant’s stated business plan is to provide consulting services to businesses, and it should be noted that the Registrant affirms it is in continued pursuit of its business objectives, having recently emerged from the development stage and is currently attempting to implement its growth strategy.  The Registrant states that its business is simple to understand and implement, overhead is minimal and there is no additional funding requirement to be able to (a) maintain its current level of operations and (b) pursue its plan of operations.  The Registrant directs the Commission to the Plan of Operations, beginning on page 47, which has been revised per comments 12 and 13, below.  Furthermore, the Registrant asserts that the auditors’ going concern disclosure is provided merely because the magnitude of its business is insignificant compared to companies with longer operational histories and larger client bases.  It is the Registrant’s desire to reach such stage, although there is significant risk and uncertainty.

2.
We note your response to comment 23 that you have no promoters other than those set forth in your Item 404 disclosure. We are not able to locate any disclosure in this document that specifically identifies your promoters. Please refer to Rule 405 of Regulation C and tell us how you were formed within the last five years without a promoter.

The registration statement has been revised, as follows:

On February 15, 2007, we issued a total of 900,000 shares of $0.001 par value common stock to our three officers and directors for a total amount of $900 in services rendered, related specifically to the formation and organization of our corporation, as well as setting forth a business plan and operational objectives.  The shares were issued, as follows:

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
December 27, 2010

Name	Shares

Karen Mannix	300,000

Marcia Hootman	300,000

Beverly Fremont	300,000

Prospectus Summary, page 4

3.
We note your disclosure on page 4 regarding how your management brings over 100 years of business acumen to share with clients.  Please note that you should not aggregate the experience of members of management when providing promotional disclosure. Instead, please revise to disclose the number of years of experience that is relevant to your planed operations for each person.

The Registrant has revised the disclosure to remove the sentence: “Our management brings an aggregate of over 100 years of business acumen to share with clients.”

4.
On page 4, you disclose that this offering "partially" consists of shares offered by selling shareholders.  It does not appear that you are registering anything but the resale by your shareholders. As such, please revise to clarify the reference to "partially."

The disclosure has been revised to read: “The offering consists solely of shares offered by the Selling Stockholders.”

Risk Factors

We may experience liquidity and solvency problems, which could impair our operations or force us out of business, page 6

5.	We note your statement within this risk factor that you are currently generating positive cash flows from operating activities. Please revise to remove this mitigating information.

The registration statement has been revised to remove the phrase: “Although we are currently generating positive cash flows from operating activities…”

Our internal controls may be inadequate…, page 8

6.	It would appear that all public companies across industries face the risk as you have described it. Please revise to clarify how it is specific to you.

In consideration of the fact that the risk factor is generic and applies to all public companies, the Registrant has removed the risk factor.

Description of Business, page 15

7.	We note your response to prior comment 11. As a handful of customers account for all of your revenues, please add concentrations of revenue disclosure to your interim financial statements.

The Registrant has included a concentration footnote to the interim financial statements for the period ended September 30, 2010.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
December 27, 2010

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 18

8.
Please revise to disclose the number of shares that could be sold pursuant to Rule 144 of the Securities Act of 1933. Please refer to Item 201(a)(2)(ii) of Regulation S-K. If all your shareholders, other than your officers and directors, are eligible to rely on Rule 144, please revise the appropriate section to discuss the business purpose of expending $6,010 to register the resale of shares that only raised $9,500.

The Registrant has revised the disclosure to add the following:

There are currently 2,900,00 shares of our common stock issued and outstanding, all of which could be sold pursuant to Rule 144 of the Securities Act, of which we have agreed to register 950,000 shares for sale by security holders;

Financial Statements

General

9.	Please update your financial statements and other financial information in your filing as needed in accordance with Rule 8-08 of Regulation S-X.

The Registrant has included updated interim financial statements for the period ended September 30, 2010 in the amended registration statement.  In addition, the Registrant has updated all financial information throughout the registration statement to reflect the more current information.

Note 1 – Summary of Significant Accounting Policies

Development Stage Company, page 39

10.
We note your disclosure that the year 2010 is the first year during which the Company is considered an operating company and is no longer in the development stage. Please revise this statement to reconcile it with your disclosure elsewhere in your registration statement which states that you are a development stage company.

The Registrant has revised the registration statement to remove reference to the Registrant being in the development stage.

Management’s Discussion and Plan of Operations, page 40

11.
Please provide management’s discussion and analysis of financial condition and your results of operations for each of the years in the two-year period ended December 31, 2009 in addition to your interim period ended June 30, 2010.  See Item 303(d) of Regulation S-K.

The Registrant has revised the amended registration statement to provide results of operations for the periods being presented.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
December 27, 2010

Plan of Operations, page 41

12.
We note your revised disclosure in response to comment 25 in our letter dated June 10, 2010. We also note that you incurred expenses $8,975 for the six month period ended June 30, 2010. Given that you have incurred such expenses in your past operations, it is unclear how you plan to execute phases of your proposed business plan at no cost. Please revise your table to list your expected cost for each phase and describe where you will obtain sufficient funding for each phase of operations.

The Registrant asserts that its operations during the year ended December 31, 2009 and the nine months ended September 30, 2010 have been funded through organic means, from cash flows generated from operating activities.  For instance, expenses of $8,975 for the six months ended June 30, 2010 referenced by the Commission were satisfied by revenues of $24,500 during such same period.  Additionally, cash flows from operations during the six months ended June 30, 2010 were $15,525.  No additional financing has been required to execute the Registrant’s business and to implement Phases I and II of its previously disclosed plan of action.

In consideration of Comment 13, below, the Registrant has revised its Plan of Operations.  Please refer to the Registrant’s response to Comment 13 for additional detail.

13.	In addition, please provide us with more detailed milestones which represent specific company goals. For each milestone listed, please include the timeframe for completion.

The Registrant has revised the amended registration statement, as follows:

In order to meet our goal of sustainable operations through organic means, we intend to implement the following plan of action:

PHASE	MILESTONES	COST/BUDGET	COMPLETION DATE

Phase I	Maintain relationships with existing clients

	•Encourage communication between clients and consultants	$0	Ongoing

	•Be attentive to customers and provide outstanding customer service and support	$0	Ongoing

Phase II	Growth Phase:

	•Continue to contact our existing database of potential clients	$0	Ongoing

	•Print marketing materials to distribute	$0 to $1,000	First Quarter 2011

	•Publish website	$1,000 to $3,000	Second Quarter 2011

	•Develop web marketing strategy	$0 to $1,000	Third Quarter 2011

	•Build long-term relationships with current and potential clients	$0	Ongoing

Phase III	Long-Term Expansion Plans:

	•Attract third-party consultants to assist in servicing clients	Paid per project	Fourth Quarter 2011

	•Utilize networking opportunities	Up to $5,000	Third/Fourth Quarters 2011

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
December 27, 2010

Phase I:  Maintain relationships with existing clients

Our basic goal is to service our current customers satisfactorily in the hopes that (A) the client will continue to utilize our services and (B) refer our services to their business associates and other contacts.  We believe that if we encourage open lines of communication between clients and our consultants, and are attentive to the requests or criticisms of our clients, we will be able to provide outstanding customer service and adapt to meet the preferences and remain relevant.  Since this Phase is directly linked to our operational activities, there is no direct cost expected to be incurred.

Phase II:  Growth phase

Continue to contact our existing database of potential clients

The growth of any business, including ours, is directly influenced by the ability to engage new clients.  Our management has compiled a database of professional acquaintances, to which we have been and expect to continue to market our services.  We must continue to contact companies listed in our target database, regardless of whether we are able to retain them as a client.  Even if we are unable to engage targeted companies, the desire is to impress upon them our existence and the services we provide in the hopes that they will refer us to their network of contacts.

We currently rely exclusively upon the efforts of our officers and sole director to market our company and our services to their prospect database.  No cost has been or is expected to be incurred for making telephone calls, sending emails or making personal visits to prospects.  The extent of our marketing has been limited to this direct sales method.  We expect to continuously assess new marketing strategies; thus, we cannot predict whether the actual marketing and advertising efforts we implement will remain in its current form or not.

Marketing and advertising

While we do not currently expect to require additional sales staff or the use of mass media to advertise our services, we will periodically evaluate the necessity of such.  Part of our current planned sales strategy involves printing brochures, fliers and informational packages to distribute to our sales database.  We have budgeted up to $1,000 for printing costs, to be executed during the first quarter of 2011.  Any funds to be required will be financed through cash flows from operating activities.

We also plan to publish a website for between $1,000 to $3,000 during the second quarter of 2011.  Any funds to be required will be financed through cash flows from operating activities.  This website will mainly be used as an informational source for potential clients to learn about the services we provide.  As we are able to, we plan to update the site with news of current events that may affect small and medium sized businesses.

After we publish our website, we plan to develop and implement a web marketing strategy to increase awareness of our site.  This plan involves web search optimization, link affiliations and use of social media services.  We have budgeted up to $1,000 toward this online effort, which will be financed through cash flows from operating activities.  Our web marketing strategy has not been developed and may differ significantly when actually implemented during the third quarter of 2011.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
December 27, 2010

Build long-term relationships with current and potential clients

All of our prior and current clients engage us on a per-project basis.  We have no guaranteed, long-term source of revenues; once a project is completed, that client may or may not continue to utilize our services.  Securing long-term streams of revenues is important in that we would be able to budget our cash resources and proactively hire or contract third-party consultants to service specific clients.  We are keenly aware of our target market’s apprehension toward engaging our firm for a prolonged period of time for a guaranteed fixed price.  To attract clients to enter into extended contractual terms, we plan to offer discounted consulting rates.  As of the date of this prospectus, we have no long-term agreement with any client.

Phase III:  Long-Term Expansion Plans

Attract third-party consultants to assist in servicing clients

Since our inception, our officers and sole director has serviced all of our clients.  However, we understand that our management’s skill set may not encompass every situation a business may encounter.  As a result, we may be required to outsource projects or the client to a third-party consultant, whom we will have no direct oversight or control over.  Our objective is to hire or establish a more formal and direct relationship with such third-party consultants by the fourth quarter of 2011.  We expect any relationship to be paid on a per-project basis, and thus do not expect to incur any out-of-pocket expenses or need to raise additional capital.  As of the date of this prospectus, we have not hired or contracted any persons.

Utilize networking opportunities

Our management believes there exists opportunities to network with business professionals and owners at various conferences and trade shows.  Such shows include the Professional BusinessWomen of California Annual Conference and San Francisco Small Business Week, among others.  We believe attendance at these shows during the third and fourth quarter of 2011 will provide us with exposure to potential customers and increase awareness of our existence.  We have budgeted up to $5,000 toward attendance fees and travel costs, if any.  All funds expected to be used to attend conferences will be provided from operations and we do not anticipate having to raise additional capital for this purpose.

Board Committee, page 44

14.	Please state whether you have plans to establish audit, compensation and nominating committees.

The registration statement has been revised to disclose that “We currently have no plans to establish audit, compensation or nominating committees.”

Recent Sales of Unregistered Securities, page 48

15.	We note that you relied on Rule 506 of Regulation D for your private placement, Please tell us your basis for not filing the Form D associated with that offering.

This oversight, though delinquent, has been remedied by the Registrant.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
December 27, 2010

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Karen Mannix

Karen Mannix
President and CEO
New Day Financial Management, Inc.

Enclosures